SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70

Company Registry: 29,300,006,939

Publicly Held Company

MATERIAL FACT

A Braskem S.A. ("Braskem" or the "Company") (B3 Ticker: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK) hereby informs its shareholders and the market in general that, on April 23, 2026, it received correspondence from Petróleo Brasileiro S.A. (“Petrobras”), informing the execution of new Shareholders’ Agreement of the Company between the Shine I Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada (“FIP”) and Petrobras (“New Shareholders’ Agreement”), regulating, among other things, the exercise of shared control of the Company between the FIP and Petrobras.

The New Shareholders’ Agreement will become effective as of the closing date of the share transaction referred to in the Material Fact disclosed on April 20, 2026, which is still subject to the fulfillment of certain conditions precedent, including the obtaining of judicial authorizations.

Braskem was informed that all applicable approvals from the competent antitrust authorities for the share transaction have already been obtained, and that Petrobras disclosed, on this date, a Material Fact formalizing its decision not to exercise the pre-emptive rights and tag-along rights provided for in the Shareholders’ Agreement currently in force in the Company.

The Company’s execution of the New Shareholders’ Agreement, as an intervening consenting party, is subject to the approval by the Board of Directors, although it is already available for consultation on the Company’s websites (www.braskem-ri.com.br), the CVM’s website (www.cvm.gov.br) and B3’s website (www.b3.com.br).

Braskem will keep the market informed of any material developments on this matter, in compliance with applicable laws.

Additional information can be obtained from the Investor Relations Department by calling +55 11 3576 9531 or by e-mail braskem-ri@braskem.com.br.

São Paulo, April 23, 2026.

Felipe Montoro Jens

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Material Fact may contain forward-looking statements. These statements are not historical facts, but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words "project," "believe," "estimate," "expect," "plan", "objective" and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro objectives disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company's control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions and operating factors, availability, development and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the joint venture and its development of technologies, from the geological event in Alagoas and related legal procedures and the unprecedented impact on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause effective results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Material Fact does not constitute any offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offer of securities carried out in Brazil must be made through a prospectus, which would be made available by Braskem and contain detailed information on Braskem and its management, as well as its financial statements.